EXHIBIT 2

                                  [TRANSLATION]

                   INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LTD.

                                                                    May 27, 2008

TEL AVIV STOCK EXCHANGE             SECURITIES AUTHORITY
www.tase.co.il                      www.isa.gov.il

            IMMEDIATE REPORT OF AN EVENT OR MATTER DEVIATING FROM THE
                      COMPANY'S REGULAR COURSE OF BUSINESS

            Subject of the Event: Approval to File Arrangement Motion

1. At its meeting of May 26, 2008, the Board of Directors of the Bank resolved to file a motion with the Court to approve a scheme of arrangement and compromise between the Bank and its the Shareholders, according to section 350 of the Companies Law, 5759-1999 (hereinafter: "THE SCHEME OF ARRANGEMENT").

     According to the resolution, prior to filing the motion to approve the Scheme of Arrangement, the Bank will have to obtain from the Government Companies Authority, approvals and clarifications regarding certain matters relating to or resulting from the Scheme of Arrangement.

2. This resolution follows the privatization decision taken on the matter of the Bank on April 29, 2008 by the Ministerial Committee for Privatization Affairs, and the examination and evaluation of the sale blueprint for the Bank's shares that was made some time ago by the Ministry of Finance and the Government Companies Authority.

3. The Scheme of Arrangement according to the application, the filing of which was so approved by the Board of the Bank, includes three sections (two of which being alternatives) that the shareholders and the court to which the motionwill be filed, will be asked to approve as a whole.

4.   The three sections included in the Scheme, are as follows:

     4.1 FIRST SECTION: return to the Bank of the perpetual deposit that was deposited by the Bank with the Ministry of Finance out of the proceeds of the issue of the C, CC, CC1 shares ("THE GROUP C SHARES"), D and DD ("THE GROUP D SHARES") of the Bank, except for that portion thereof that reflects the proceeds of the issue of the Group D Shares that are not held by the State. This section will be immediately implemented upon the approval of the Scheme of Arrangement (but not prior to July 31, 2008) and is not conditioned on any particular term ("THE PERPETUAL DEPOSIT ARRANGEMENT"). The return of the perpetual deposit will enable the Bank to repay the balance of the SPECIAL LINE OF CREDIT THAT WAS ADVANCED TO IT BY THE BANK OF ISRAEL in consequence of the liquidity crisis in which it found itself (for further details regarding the First section, see paragraph 5 hereof).

     4.2 SECOND SECTION: the sale of most of the Bank's shares and redemption of the remainder, subject to finding a purchaser for the Bank's shares and the sale being completed by December 31, 2009 ("THE EFFECTIVE DATE" and "THE SALE ARRANGEMENT")(for further details regarding the second section see paragraph 6 hereof).

     4.3 THIRD SECTION: which will apply in the event that the Sale Arrangement (the Second section) does not materialize, whereby the State will pay the Bank on the Effective Date or when the Bank commences liquidation proceedings, whichever is the earlier, one half of the interest that accrued during the period commencing on 1 July, 2002 and terminating on July 31, 2008, on the part of the Bank's perpetual deposit with the Ministry of Finance that reflects the proceeds of the issue of the Group C Shares, plus linkage differentials and interest as from July 31, 2008 until the payment date, the Bank will pay concurrently out of this payment from the State, to the holders of the Group C Shares, one half of the arrears of the preferential dividend that accrued on their shares during the above period, with the addition of linkage differentials and interest from July 31, 2008 until the payment date ("THE DIVIDEND ARRANGEMENT") (for further details regarding the First section see paragraph 7 hereof).

5.   Within the scope of the Perpetual Deposit Arrangement (the First section).

     5.1 The State of Israel will, by July 31, 2008, or until the date of the approval of this Arrangement (whichever is the later), repay to the Bank the perpetual deposit that was deposited by it with the Ministry of Finance as stated, except for the proportionate part of the perpetual deposit in respect of the issue proceeds of the D Group Shares held by the public, to the extent of the nominal dollar-linked value thereof, which will continue to be maintained as a dollar-linked deposit only, and which will be repaid soon after the sale of the Bank's shares will take place (if it is made) (hereinafter: "THE REMAINDER OF THE DEPOSIT").

     5.2 Prior to any further distribution of monies out of the perpetual deposit, the Bank will transfer to the Bank of Israel, out of the State of Israel payment in respect of the perpetual deposit, the amount required to repay the full amount of the outstanding special line of credit that was advanced to it by Bank of Israel (as extended from time to time).

     5.3 The deposit will be returned as above with the addition of linkage differentials to the dollar until October 1, 1987, and from that date onwards until the return thereof, linkage differentials to the CPI or the dollar, whichever is the higher.

     5.4 Repayment of the deposit, (including the linkage differentials thereon) will be exempt from any tax and levy as stated in the perpetual deposit agreements.

     5.5 The Remainder of the Deposit will continue to be maintained as a dollar-linked deposit only, according to the perpetual deposit agreements.

     5.6 Section 7(6) of the Bank's by-laws that grants the holder of a B1 Share (the State of Israel) with the right to receive, upon liquidation of the Bank, the excess of the CPI-linked differentials over the dollar-linked differentials in respect of the perpetual deposit, as such surplus has been paid to the Bank upon liquidation, will be amended such that the holder of the share will be entitled to receive such surplus even if the surplus will be paid to the Bank not at the time of the liquidation, but also at a previous time at which the Perpetual Deposit is returned.

     5.7 Originating Motion 1294/04 that was filed by some of the holders of the C Group Shares in relation to the cessation of the payment of preferential dividend will be dismissed without any order as to costs, except for the applicants' right to repayment of the court fee taking into consideration the fact that the motion was never deliberated; and CA (Civil Appeal) 174/08, that was filed by the Bank regarding the dismissal of the Originating Motion that was made in relation to the accrual of the interest on the Bank's perpetual deposit with the Ministry of Finance, will also be dismissed, without any order as to costs. The judgment to which CA 174/08 relates will be binding on the parties thereto only in the relationship between them pertaining to the portion of the perpetual deposit that reflects the issue proceeds of the C Group Shares.

6.   Within the scope of the Sale Arrangement (Second section):

     6.1 All the Bank's shares, with the exception of the D Group Shares, that are not held by the State, will be sold by the State of Israel and the public to a purchaser whose identity will be fixed after approval of the Scheme of Arrangement by the honorable Court, by means of an equal and competitive sale process, that will be conducted by the Government Companies Authority ("THE SALE PROCESS"). The shares will be transferred to the purchaser against the purchaser performing its undertakings, such shares being free and clear of all and any charges, attachments or third party rights. The holders of the Bank's shares will not be required to make any representation, undertaking or indemnity to the purchaser within the scope of the Sale Process.

     6.2 The proceeds of the sale will be divided between the holders of the shares that are sold pursuant to the formulas for dividing the proceeds that were formulated by Professor Barnea and which are included in the Immediate Report that was issued by the Bank on March 12, 2008 and pursuant to the rationale that is reflected in the Table attached thereto, and for which the prior agreement was granted by some of the shareholders of the Bank (the State, some of the holders of the C Group Shares and some of the holders of the preferred ordinary shares of the Bank).

     6.3 In a nutshell it should be stated that most of the proceeds of the sale are being divided among the holders of the C Group Shares and the D Group Shareholders that are not from the public (i.e. the State), pursuant to the rights of those share classes to participate in the Bank's assets on a liquidation, as provided in the Bank's by-laws. In addition, as long as the part of the total consideration allocated to the C Group Shares according to the above rights will be less than the return of paid-up capital of those shares, and the repayment of the preferential dividend arrears in respect thereof (all in dollar values), then part of those proceeds to which the State of Israel would have been entitled in respect of her holdings of the D Group Shares will be transferred to the holders of the C Group Shares (as set out in the division formulas of the proceeds).

     6.4 The Ordinary "A" Shareholders and the B1 Shareholder (which Share is held by the State of Israel) will receive part of the total consideration that will be received from the purchaser, only if the total consideration exceeds the sum of NIS 550 million and their share in the consideration will increase progressively, together with the increase in the total consideration, as set out in the distribution formulas of the consideration.

     6.5 The Ordinary Preferred Shareholders will receive a minimum amount of NIS 11 million that will increase progressively, together with the increase in the total consideration, as set out in the distribution formulas of the consideration.

     6.6 The State, as holder of Ordinary "B" Shares, waives its share of the total consideration that will be received from the sale, in respect of those shares only.

     6.7 If the total consideration that will be received from the purchaser will be lower than (1) the average amount of the two independent evaluations pertaining to the value of the Bank on liquidation and adjusted soon before with the date of the submission of the price bids by the offerors in the Sale Process, that will be ordered by the State, less the dollar value of the redeemed D Group Shares (principal only and in their Dollar value, converted into New Shekels according to the representative rate of exchange known at the time), or - (ii) than the sum of NIS 400 million (whichever is the higher, to be called: "THE MINIMUM PRICE"), the consent of the State representatives to the completion of the sale will also be conditional on receiving the approval of the class meeting of the Group C Shareholders with a majority of 75% of the value that is represented on the vote.

          It should be clarified that the State reserves the right to not choose the purchaser, and cancel the Sale Process even when the total consideration will exceed the Minimum Price, at its sole discretion.

     THE FOLLOWING IS A TABLE FOR ILLUSTRATION ONLY OF THE DISTRIBUTION OF THE CONSIDERATION AMONG THE SHAREHOLDERS OF THE BANK ACCORDING TO THE PROPOSAL OF PROFESSOR BARNEA:

                         C & D      PREFERRED
                      PREFERENCE     ORDINARY      ORDINARY "A" SHARES
                        SHARES        SHARES          (INCLUDING B1)                    C&D PREFERENCE SHARES
                     ============= ============= ========================= =========================================================
      AMOUNT                                                                                    COMPENSATION OF THE
     RECEIVED                                                                                         C GROUP
     FROM THE                                                                                   SHAREHOLDERS AT THE
     PURCHASER                                                                                   EXPENSE OF THE D      % RETURN TO
      (IN NIS                                     THE STATE                THE STATE            GROUP SHARES OF THE   C PREFERENCE
     MILLIONS)                                    OF ISRAEL     OTHERS     OF ISRAEL    PUBLIC          STATE          SHAREHOLDERS
==================== ============= ============= =========== ============= =========== ======== ===================== ==============
        400              389            11            0            0           205        184             28                79%
==================== ============= ============= =========== ============= =========== ======== ===================== ==============
        450(1)           439            11            0            0           235        204             28                88%
==================== ============= ============= =========== ============= =========== ======== ===================== ==============
        500              487            13            0            0           264        223             28                95%
==================== ============= ============= =========== ============= =========== ======== ===================== ==============
        550              525            15            6            4           291        234             24               100%
==================== ============= ============= =========== ============= =========== ======== ===================== ==============
        600              563            18           11            8           328        235             10               100%
==================== ============= ============= =========== ============= =========== ======== ===================== ==============
        650(2)           589            21           24           16           354        235              0               100%
==================== ============= ============= =========== ============= =========== ======== ===================== ==============
        700              589            25           51           35           354        235              0               100%
==================== ============= ============= =========== ============= =========== ======== ===================== ==============
        750              589            25           80           56           354        235              0               100%
==================== ============= ============= =========== ============= =========== ======== ===================== ==============

* The principles of the distribution of the consideration among the Shareholders detailed in the Table are based on the assumptions of a representative rate of exchange of the U.S. dollar equaling NIS 4.013 and the date of the payment of the consideration by the purchaser falling on September 30, 2007. Other examples of the method of distributing the consideration according to the dollar-rate, as it may change from time to time, may be seen on page 10 of Professor Barnea's proposal that is included in the Bank's Immediate Report of March 12, 2008. The rights of the C Group and the D Group Shareholders, as well as their right to the accrued dividend will be computed as of the date on which payment of the consideration is made.

** It should be emphasized that the total consideration to the C Group Shareholders and the D Group Shareholders that are not held by the public, will be divided between the individual shareholders pro rata pursuant to the dollar value of the C Group Shares, according to the value of US$1 for each C Preferential Share, a value of US$10 for each CC Preferential Share, and the value of US$10 for each CCI Preferential Share; and pursuant to the dollar value of the D Group Shares, according to the value of US$100 for each D Preferential Share of US$1,000 for each DD Preferential Share and according to the percentage of the holdings of each one of the individual C Group Shareholders and the D Group Shareholders, respectively.

-----------------------------------

(1) Where the consideration that will be received will be in a sum falling between two brackets, the division of the surplus amount above the preceding bracket will be proportional. For example, if the sale consideration of all the Bank's shares will amount to NIS 525 million, the C and D preferential shareholders will receive NIS 487 million, plus one half of the difference 525-487, that is 487+19 = NIS 506 million. The Preferential Shareholders will receive NIS 14 MILLION (13+1), and the A and B1 Ordinary Shareholders NIS 5 MILLION (0+5) - in total, NIS 525 million.

(2) Due to the change in the exchange rate of the U.S. dollar, changes will occur in the distribution of the consideration, as the rights of the C and D Group Shares are linked to the exchange rate of the U.S. dollar.

     6.8 The State will return to the Bank the Remainder of the perpetual Deposit, together with linkage differentials to the dollar until the repayment date. Repayment of the Remainder of the Deposit (including the linkage differentials thereon) will be exempt from any tax and levy as stated in the perpetual deposit agreement.

     6.9 The Bank will, out of his own resources, redeem the D Group Shares that are not held by the State of Israel, according to the redemption terms that were set in the issue terms thereof and the grossing-up described in the perpetual deposit agreement, i.e. (1) redemption of D Preferential Shares at a premium of 5.625% of their nominal value ("THE PREMIUM") and in the aggregate US$105.625 per Share, plus payment of the accrued preferential dividend in arrears at the annual rate of 7.5%, calculated on the dollar value of the Share (US$ 100) from July 1, 2002 up to and including the day preceding the repayment date, and (2) redemption of the DD Preferential Shares in consideration of their full value, in the sum of US$1,000 for each DD Share, plus accrued preferential dividend arrears at the annual rate of 7.5%, calculated on the dollar value of the Share (US$ 1,000) from July 1, 2002 up to and including the day preceding the repayment date.

     6.10 The State will pay to the Bank (as interest on the perpetual deposit) amounts to the extent of the preferential dividend arrears that will be paid by the Bank to the D Group Shareholders, and amounts to the extent of the Premium payment that will be paid by it to the D Shareholders mentioned, as more particularly set out in clause 6.9 above. These amounts will be paid by the State grossed-up in the manner described in the perpetual deposit agreements, so that the net overall sum (after tax) that will remain in the Bank's hands will be sufficient to make those payments.

     6.11 All the consideration that will be received in respect of the redemption of the D Group Shares (including payment of the dividend in arrears and the Premium) as well as the total consideration that will be received in respect of the sale of the C Group Shares and the Ordinary Preferred Shares (all the holders of those shares to be hereinafter collectively called: "THE BENEFICIAL SHAREHOLDERS") will be deposited with the Trustee.

          The Bank will report to its shareholders of a number of main dates in relation, INTER ALIA, to the date of completion of all the conditions precedent that were set in the agreement with the purchaser, the Effective Date for the entitlement of shareholders to receive the consideration in respect of their shares from the purchaser, the date on which trading in the Bank's shares will cease (as stated in clause
          6.21 below), the date on which the total consideration will be transferred from purchaser to the Trustee, the date on which the total consideration will be paid by the Trustee to the stock exchange members (in respect of the Bank's shares listed in the name of the nominees company in the Bank's register of shareholders) or to the shareholders (in respect of the shares listed in the name of the relevant Beneficial Shareholders in the Bank's register of shareholders). Subject to the provisions of the agreement with the purchaser, the Bank may defer each of the dates described above, provided the notice regarding the deferral will be given at least one business day before the relevant date.

          However, if and to the extent this will be required, the report will include the method by which the consideration will be divided among the stock exchange members or the shareholders by the Trustee and the method by which the shares will be transferred from the Beneficial Shareholders to the purchaser.

          The payment to the Trustee in respect of the shares sold and redeemed pursuant to the provisions of the agreement with the purchaser will constitute full and final payment in respect of those shares. Upon the deposit of the total consideration with the Trustee, the shares of the Beneficial Shareholders that hold in respect of those shares a share certificate in their name will be cancelled for all purposes, regardless of whether they are redeemed or sold, even if the certificates in respect thereof will not have been transferred to the Trustee. The Beneficial Shareholders will only have the right to receive from the Trustee the consideration in respect of their shares, for 7 years ("THE TRUST PERIOD"), subject to the duty to deduct tax at source, without the addition of any interest, but with the consideration in respect of the C Group and D Group Shares being linked to or payable in dollars, all pursuant to the Trust Agreement.

     6.12 The monies that will remain in the hands of the Trustee upon the expiration of the Trust Period and after the Trustee's expenses and remuneration will have been deducted therefrom, will be divided as follows: the consideration monies payable to the Beneficial Shareholders in respect of the Ordinary Preferred and C Group Shares and in respect of the preferential dividend in arrears and the Premium in respect of the D Group Shares that have not been demanded until then, will be paid to the State. All the remaining monies that will remain in the hands of the Trustee will be paid to the Bank, subject to any duty to deduct tax at source.

          At the expiration of the Trust Period and after the monies that will remain in the Trustee's hands will be transferred to the State and the Bank, respectively, the Beneficiary Shareholders' right to receive the consideration will automatically lapse.

     6.13 Upon the consideration being deposited with the Trustee, the Trustee will publish in a newspaper with a wide circulation in the United States and a newspaper with a wide circulation in the State of Israel a notice regarding the sale of the Ordinary Preferred Shares, the C Group Shares and the redemption of the D Group Shares and the right to receive the consideration in respect thereof. The Trustee will, in addition, take action (to the extent he is able) to obtain a list of the postal addresses of the shareholders and send to the shareholders notice by post regarding the sale of the share, and redemption of the shares mentioned above.

     6.14 The Trustee's remuneration and expenses described in the Trust Agreement, including expenses in respect of the publication in the press and other expenses for locating the Beneficial Shareholders, will be paid out of the monies in the Trust Account and the income accruing thereon. However, in the event of there being a shortfall of monies in consequence thereof, to effectively pay the Beneficial Shareholders, the Bank will bear the responsibility for making up the amounts and paying them to the Trustee.

     6.15 Upon the implementation of the Scheme of Arrangement, after all the conditions precedent set out in clause 6.25 hereof will have been fulfilled, the Shareholders will waive in a sweeping and overall manner all and any claims or demands or complaints including any pending claim of any kind whatsoever that originated during the period up to and including the transfer date of their shares to the purchaser pursuant to the Scheme ("DEMAND"), whether the Demand is known to the Shareholders on the date of the transfer of the shares or the Demand is one that is not known to the Shareholders on the date of the transfer of the shares, such Demand regarding the Bank, the Bank's officers (as this term is defined in the Companies Law), the interested parties in the Bank (as that term is defined in the Securities Law, 5728-1968), the Bank's employees and the State of Israel, as the case may be (whether such officers, employees or interested parties are past or present), with effect from the date of the transfer of their shares, and in any matter resulting from and/or related to, directly or indirectly, the Bank and/or the companies that are or were held by it in the past or in the present, (if any) their operations, business, assets, method of management, holding of their shares and the exercise of rights by virtue thereof, including with respect to the distribution or non-distribution of dividend, including accrued dividend in arrears, or with respect to a Demand in connection with the perpetual deposit and/or the return thereof and/or interest payments in respect thereof, including also any matter that pertains to the filing and implementation of the Scheme of Arrangement and the service of such officers.

     6.16 In addition, the Group C Shareholders will waive in favor of those mentioned above also their right to receive the compromise dividend and any demand relating to the perpetual deposit and/or the return thereof.

     6.17 Within 7 days of the date of completing the sale transaction of the Bank's shares described above, the Bank's counsel will submit a notice to the Court that is handling any proceeding that has been initiated by the Bank's shareholders against the Bank and/or its officers and/or its interested parties and/or employees and/or the State, notifying the court of the approval of the Scheme of Arrangement mentioned and of the consent of the claimant shareholders in such proceeding to the dismissal of the action that they so filed, without any order as to costs.

     6.18 The Bank will assign to the Accountant General at the Ministry of Finance, or to such third party as the Accountant General at the Ministry of Finance will direct, without consideration, the right to collect the loans that were advanced by the Bank to the Israel Electric Company Ltd., together with the State deposits in the Bank that served as the source for providing those loans, including all the collateral that were provided to secure the same.

     6.19 The Bank will waive all and any claims, demands and complaints against the Bank's officers and employees, and against any interested party in the Bank (in their capacity as shareholders only), all in connection with the period culminating with the transfer to the purchaser of the Bank's shares within the framework of the Sale Arrangement. The Bank will further waive all and any claims, demands and complaints against the State in connection with the perpetual deposit, the payment of the interest thereon and the return thereof to the Bank.

     6.20 The purchase agreement whereby the purchaser will purchase the Bank's shares will contain a waiver by the purchaser of all and any claims, demands and complaints against the Bank's officers and employees and also against the interested parties of the Bank (in their capacity as shareholders only), all in connection with the period culminating with the transfer to the purchaser of the Bank's shares within the framework of the Sale Arrangement.

     6.21 The Bank's shares will be delisted from trading on the stock exchange.

     6.22 The consideration payable to the holders of the shares being sold is subject to the duty to deduct tax at source.

     6.23 Should the Court approve the Scheme of Arrangement, a motion will be made for a pre-ruling to the tax authority, whereby the transfer of the consideration from the purchaser to the Trustee will not be deemed to be a tax event and will therefore be exempt from the duty to deduct tax at source, so that only at the time the consideration is transferred by the Trustee to the Beneficial Shareholders, will tax be deducted at source, to the extent there is a duty to do so.

     6.24 If the Scheme of Arrangement will be approved by the Court and completed in all the stages thereof detailed above, the sum of NIS 110,000 (plus VAT) will be returned to the State of Israel out of the total consideration that will be received from the purchaser in respect of the shares, that was paid by the State to Professor Barnea in respect of the preparation of his proposal. After this amount is returned to the State, the balance of the consideration in respect of the shares will be distributed among the shareholders according to the blueprint proposed in the Scheme.

     6.25 Completion of the Second section of the Scheme of Arrangement and the implementation thereof is conditional on a purchaser being found by means of the Sale Procedure and completion of a purchase transaction of the Bank's shares including full payment of the consideration in respect thereof by the purchaser, by the Effective Date.

7. Within the framework of the Dividend Arrangement (the Third section) that will apply in the event of the Sale Arrangement (the Second section) not materializing:

     7.1 The State will pay to the Bank, on the Effective Date, or when a liquidation order is granted against the Bank or at the time a resolution is passed of the voluntary liquidation by the general meeting of the Bank (whichever is the earlier), one half of the interest at the annual rate of 6%, that accrued during the period commencing on July 1, 2002 and terminating on July 31, 2008 ("THE ACCRUAL PERIOD") on the Bank's share of the perpetual deposit at the Ministry of Finance that reflects the proceeds of the issue of the Group C Shares, such interest being linked to the representative rate of exchange of the U.S. dollar (hereinafter: "DOLLAR"), in a manner whereby the "new rate" will be the representative rate that will be published on the business day preceding July 31, 2008, and from that date onwards until the payment thereof to the Bank, will bear "linkage differentials and interest" according to section 3A of the Adjudication of Interest and Linkage Law, 5721-1961 ("LAWFUL LINKAGE DIFFERENTIALS AND INTEREST"). These sums will be paid by the State grossed-up in the manner described in the perpetual deposit agreements, so that the net amount (after tax) that will remain in the hands of the Bank will be equal to the payment according to clause 7.2 hereof.

     7.2 The Bank will pay the Group C Shareholders on the date mentioned in paragraph 7.1 above, the net amounts that will be paid to it as stated in paragraph 7.1 above, namely, one half of the preferential dividends in arrears at the annual rate of 6% , which accrued for their shares during the Accrual Period. This sum will be linked to the representative rate of exchange of the Dollar in a manner whereby the "new rate" will be the representative rate of exchange that will be published on the business day preceding July 31, 2008, and from that date onwards until the payment thereof to the Shareholders, will bear Lawful Linkage Differentials and Interest.

     7.3 The State will waive any claim and/or demand and/or complaint against the Bank and/or the Bank's liquidator and/or the Bank's liquidation fund in relation to 50% of the Preferential Dividends in Arrears that accrued on or for the D Group Shares owned by the State during the Accrual Period.

     7.4 Subject to the full payment of the amounts that will be due to them according to paragraph 7.2 above, the C Group Shareholders will waive all and any claims and/or demands and/or complaints against the State in relation to or in connection with the perpetual deposit, the return thereof to the Bank, the payment of the interest thereon and payment of dividend on their shares in respect of any period, be it in the past or in the future.

     7.5 Subject to the full payment of the amounts that will be due to them according to paragraph 7.2 above, the C Group Shareholders will waive all and any claims and/or demands and/or complaints against the Bank, the interested parties in the Bank, and the Bank's officers and employees, in connection with the perpetual deposit and the return thereof to the Bank and the non-distribution of dividend in the period commencing on July 1, 2002 until the date of payment of one half of the preferential dividends in arrears in respect of their shares as stated in paragraph 7.2 above. For the avoidance of any doubt, it is hereby clarified that the above waiver will not derogate from the rights of the C Group Shareholders to the accrual of preferential dividend in respect of their shares according to the by-laws of the Bank, including in relation to the above period.

     7.6 Subject to the implementation of the Dividend Arrangement, the Bank will waive all and any claims, demands and complaints against the State of Israel in connection with the payment of the interest in respect of part of the perpetual deposit that reflects the proceeds of the issue of the C Group Shares and the D Group Shares that are owned by the State (without this derogating from any claim, demand and complaint by it in relation to the payment of interest on the balance of the perpetual deposit) and in respect of the return of the perpetual deposit by the State.

8. Whereas the redemption of the D and DD Shares of the Bank and alternatively, payment of one half of the preferential dividend in respect of the C, CC and C1 Shares described above within the framework of the Second section and the Third section of the Scheme of Arrangement, could constitute a reduction of capital, the Bank will, therefore, concurrently with the filing of the motion to approve the Scheme of Arrangement with the Court, also file with the Court a motion for reduction of capital, the filing of which was similarly approved by the Board of Directors of the Bank at its above meeting of May 26, 2006. Thus, the implementation of the Scheme of Arrangement will similarly be subject to the Court's approval of the motionfor the reduction of capital.


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


9. It is hereby clarified that the above description of the Scheme of Arrangement does not supersede the full wording of the Scheme of Arrangement as approved by the Board of Directors of the Bank and/or as it will be filed with the Court for approval, and that until the Scheme is filed with the Court, certain changes may occur therein.

10. Prior to passing the above resolution, there were tendered to the Board of Directors expert opinions regarding the reasonableness of the criteria for determining the minimum price according to which the sale of the Bank's shares would be made according to the Scheme of Arrangement, and regarding the fairness vis-a-vis the shareholders from among the public, of the formula that was set in the Scheme to divide the sale proceeds and also the document dated March 9, 2008 that was prepared by Professor A. Barnea, who examined the option of liquidating the Bank compared with the sale of the Bank's shares, on the basis of the Bank's financial statements as of September 30, 2007, and which contains the distribution formula of the sale proceeds. Professor A. Barnea's document constitutes part of the Scheme of Arrangement, and the full wording of which was published by the Bank in an Immediate Report dated March 12, 2008. In addition, a legal opinion was furnished to the Bank regarding the reasonableness of the arrangement for paying a partial dividend to the holders of the C, CC and C1 Shares, that would apply in a case of the sale of the shares not materializing.

     The resolution of the Board to submit the Scheme of Arrangement was passed after the Board was of the opinion, among other things, in light of the conclusions and the findings contained in the two opinions mentioned above, and in the above document of Professor A. Barnea that the option of the sale of the Bank's shares that lies at the centre of the Scheme of Arrangement, would be more beneficial to the shareholders from among the public than the option of liquidation.


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